Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

January 14, 2022

VIA EMAIL & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Dougherty

Re:	Clean Earth Acquisitions Corp. (the “Company”)
Registration Statement on Form S-1
File No. 333-261201

Dear Mr. Dougherty:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins the Company’s request that the effective date of the above-captioned Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time on January 19, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Proskauer Rose LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 450 copies of the preliminary prospectus dated January 7, 2022 have been distributed to prospective underwriters, dealers, institutional investors and others.

The undersigned advises that the several underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Citigroup Global Markets inc.

By:	/s/ Stephen M. Trauber
	Name:	Stephen M. Trauber
	Title:	Vice Chairman & Co-Global Head of Natural Resources & Clean Energy Transition

[Signature Page to Acceleration Request Letter]